Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Natura &Co Holding S.A.

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-235802) of Natura &Co Holding S.A. of our report dated May 6, 2020, with respect to the consolidated balance sheets of Natura &Co Holding S.A. as of December 31, 2019 and 2018, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appear in the December 31, 2019 annual report on Form 20-F of Natura &Co Holding S.A. Our report on the consolidated financial statements refers to a change in the method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16 “Leases”.

/s/ KPMG Auditores Independentes

São Paulo, Brazil

May 6, 2020